Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

Our ratio of earnings to fixed charges is as follows:

	Nine Months
	Ended
	September 30, 2018	2017	2016	2015	2014
Earnings:
Income (loss) from continuing operations before provision for income taxes and noncontrolling interest	$60	$246	$78	$43	$(45)
Interest expense and other	153	65	64	58	63
Portion of rents representative of the interest factor(1)	21	15	12	13	36
	234	326	154	114	54
Fixed charges:
Interest expense, including amount capitalized	168	67	75	74	85
Portion of rents representative of the interest factor(1)	21	15	12	13	36
	$189	$82	$87	$87	$121
Ratio of earnings to fixed charges(2)	1.24x	3.98x	1.77x	1.31x	—

(1)	33% of rental expense.
(2)	For the year ended December 31, 2014, earnings were deficient to cover fixed charges by $68 million, primarily as a result of operating losses.